UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No.	1 )*

BioVeris Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

090676107
(CUSIP Number)

Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This form corrects certain information that was contained in the Schedule 13D filed by Roche Holding Ltd with the United States Securities and Exchange Commission on April 12, 2007.

CUSIP No. 090676107
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roche Holding Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,597,437 shares of Common Stock (including 332,000 shares subject to outstanding options which amount includes vested and unvested options)(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,597,437 shares of Common Stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3% (excluding underlying options)
14.	Type of Reporting Person (See Instructions) CO
(1)         Beneficial ownership of the above referenced Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Common Stock as a result of the Stockholders Agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of any Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer

Not applicable.

Item 2. Identity and Background

Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

(a)−(b) In order to induce Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”) to enter into an Agreement and Plan of Merger (the “Merger Agreement”), Samuel J. Wohlstadter and Nadine Wohlstadter (collectively, the “Stockholders”) entered into a Stockholders Agreement with Roche, dated as of April 4, 2007 (the “Stockholders Agreement”), with respect to all shares of common stock, $0.001 par value per share (the “Common Stock”) and Series B Preferred Stock that the Stockholders beneficially own. The Stockholder Agreement incorrectly stated the amount of shares of Common Stock beneficially owned by the Stockholders to be 5,795,914 (including 332,000 shares subject to outstanding options). In fact, the Stockholders beneficially own 5,597,437 shares of Common Stock (including 332,000 shares subject to outstanding options which amount includes vested and unvested options). To correct this error, Roche and the Stockholders entered into an Amended and Restated Stockholders Agreement, dated as of May 2, 2007 (the “Amended and Restated Stockholders Agreement”). Pursuant to the Amended and Restated Stockholders Agreement, the Stockholders have agreed to vote all securities of the BioVeris Corporation, a Delaware corporation (the “Issuer”) (including all shares of Common Stock and Series B Preferred Stock) owned by them in favor of the merger and against (i) any other Takeover Proposal (as defined in the Merger Agreement), (ii) any reorganization, recapitalization, liquidation or winding up of the Issuer or (iii) any corporate action (other than an adjournment of a stockholder meeting which is recommended by the board of directors of the Issuer) which would frustrate the merger. The Amended and Restated Stockholders Agreement terminates upon the earliest to occur of the Effective Time, the termination of the Merger Agreement in accordance with its terms, or a Company Adverse Recommendation Change (as defined in the Merger Agreement) unrelated to a Takeover Proposal. A copy of the Amended and Restated Stockholders Agreement is included as Exhibit 1 hereto and the description of the Amended and Restated Stockholders Agreement contained herein is qualified in its entirety by reference to the full text of the Amended and Restated Stockholders Agreement, the terms of which are incorporated herein by reference to Exhibit 1.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Not applicable.

Item 5. Interest in Securities of the Issuer

(a)−(b) By virtue of the Amended and Restated Shareholder Agreement, Roche may be deemed to share with the Stockholders the power to vote, and may be deemed to be the beneficial owner of, 5,597,437 shares of Common Stock (including 332,000 shares subject to outstanding options which amount includes vested and unvested options), representing 19.3% of the outstanding shares of Common Stock (excluding underlying options), and 1,000 shares of Series B Preferred Stock, representing all of the outstanding shares of Series B Preferred Stock. Roche, however, hereby disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that Roche is, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Amended and Restated Stockholders Agreement dated as of May 2, 2007 among Roche Holding Ltd, Samuel J. Wohlstadter and Nadine Wohlstadter.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 10, 2007

ROCHE HOLDING LTD
By:	/s/ Bruno Maier
Name: Bruno Maier
Title: Director

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Director